MAINSTAY FUNDS TRUST

51 MADISON AVENUE

NEW YORK, NEW YORK 10010

VIA EDGAR CORRESPONDENCE

March 29, 2021

Mr. Mark Cowan

Division of Investment Management, Disclosure Review Office

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Response to Comments on the Registration Statement (the “Registration Statement”) for MainStay Funds Trust  (the “Registrant”) (SEC File Nos. 333-160918 and 811-22321) relating to MainStay Cushing MLP Premier  Fund

Dear Mr. Cowan:

This letter responds to comments provided by you on March 1, 2021 with respect to the Registration Statement. The Registration Statement was filed with the Securities and Exchange Commission on January 25, 2021 and relates to the MainStay Cushing MLP Premier Fund (the “Fund”). On behalf of the Registrant, your comments and our responses thereto are provided below.

All defined terms in this letter have the same meaning as in the Registration Statement, except as otherwise defined herein.

Comment 1: On the front cover of the prospectus, do not delete information relating to access to paper copies of annual and semiannual reports until next year. See Item 1 of Form N-1A.

Response: The Registrant notes that the disclosure required by Item 1(a)(5) of Form N-1A (“Required Statement”) is only required to the extent it is still applicable. The Registrant further notes that the Required Statement is only applicable during the transition period set forth in paragraph (i) of Rule 30e-3. The Fund has met the conditions set forth in paragraph (i) of Rule 30e-3 to rely on Rule 30e-3 beginning January 1, 2021. Accordingly, the Required Statement is no longer applicable and, therefore, no longer required by Item 1(a)(5).

Comment 2: In the section entitled “Fees and Expenses of the Fund”, delete information that is not specific to the Fund. Alternatively, modify this so that it is clear that it includes the Fund and other certain funds that would count with the $50,000 criterion for the discount.

Response: Form N-1A requires registrants to disclose to investors that, “[Y]ou may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $[ ] in [name of fund family] funds.” Consistent with this requirement, we believe that it is important for an investor to understand how sales charge discounts work across our fund complex. Therefore, we decline to make the requested edit.

Comment 3: In the section entitled “Example”, delete reference to the contractual fee waiver and/or expense reimbursement arrangement as there is no such arrangement indicated in the fee table.

Response: The Registrant respectfully submits that this is standard disclosure to make shareholders aware that any contractual fee waiver would only be reflected for the duration of the arrangement, whether or not a contractual waiver is in place currently.

Comment 4: The Fund should more clearly explain its definition of “ESG” and its specific ESG area(s) of focus. The Fund should describe the criteria it uses in determining what issuers it considers to have ESG characteristics, consistent with its chosen ESG definition/focus. The disclosure should include whether the fund selects investments by reference to, for example: (1) an ESG index; (2) a third-party rating organization; (3) a proprietary screen and the factors the screen applies; or (4) a combination of the above methods. The Fund should also describe its due diligence practices in applying its screening criteria to portfolio companies (e.g., does it perform its own independent analysis of issuers, or does it rely exclusively on third party screens?). Lastly, explain (1) whether the Fund’s ESG criteria are applied to every investment it makes, or only to some of its investments; and (2) whether ESG is the exclusive factor considered, or whether it is one of several factors. Not all of this disclosure has to be in the summary. Briefly summarize here and add detail in item 9

Response: The Registrant has removed all references to ESG at this time.

Comment 5: Please explain supplementally how the Fund’s existing portfolio will change as a result of its intended tax status change. For example, will certain investments be sold? Will there be types of investments that the Fund has historically made that it will no longer make?

Response: As detailed in supplements to shareholders in October 2020 and December 2020, beginning with the tax year which runs from December 1, 2020 through November 30, 2021, the Fund intends to invest in a manner consistent with, and otherwise comply with, the requirements to allow it to elect to be treated as a RIC, thereby avoiding taxation as a C-corporation under the IRC. Accordingly, the Fund intends to reduce its exposure to MLPs that qualify as publicly traded partnerships under the IRC to no more than 25% of the Fund’s total assets.

Additionally, we have modified the “Tax Risk” disclosure to address risks associated with the Fund investing in a manner that will allow it to be treated as a RIC, rather than a "C" corporation, under the Internal Revenue Code of 1986 beginning with the tax year which runs from December 1, 2020 through November 30, 2021.

Comment 6: The Fund should disclose, where appropriate, how the Fund will approach relevant ESG proxy issues for their portfolio companies. Alternatively, the Fund should explain in correspondence why it believes such disclosure is not required.

Response: The Registrant has removed all references to ESG at this time.

Comment 7: In the section entitled “Principal Investment Strategies”, with regard to the disclosure relating to the Fund’s RIC status, to the extent this is strategy disclosure, we noticed that there is no additional information related to this disclosure in Item 9. Please revise accordingly. Otherwise, most of this disclosure could be moved to the tax disclosure. Also, tax disclosure should be revised to be consistent with status as RIC.

Also, did the Fund file a 497 notifying shareholders of the change?

Response: The Registrant has moved the relevant disclosure to the tax section of its prospectus in response to this comment. In addition, the Fund did notify shareholders of the change in tax status through the filing of two 497s which are accessible both on the Fund’s website and the SEC’s EDGAR system. For the Staff’s convenience, links to the two 497s are set forth below:

https://www.sec.gov/Archives/edgar/data/1469192/000110465920111928/tm2032260-1_497.htm

https://www.sec.gov/Archives/edgar/data/1469192/000110465920130971/tm2037425-1_497.htm

Comment 8: In the section entitled “Principal Investment Strategies” please disclose any impact to the Fund because of the repositioning. Has this already occurred? If there has been or will be significant repositioning costs, please add risk disclosure. Also, when will the Fund stop investing more than 25% in MLPs etc.? Also, with respect to the Fund's concentration policy, are MLPs considered an industry? Please confirm. Please also indicate in summary and item 9(b) disclosure that the Fund is concentrated in natural resources industry as disclosed below. Revise this disclosure consistent with N-1A requirement for strategy disclosure.

Response: The Registrant has updated the disclosure in response to this comment. The Fund concentrates in the natural resources industry, which captures MLPs operating in such industry.

Comment 9: In the section entitled “Principal Investment Strategies” explain the terms “Canadian royalty trusts” and “Canadian exploration and production companies” and add appropriate risk disclosure.

Response: The Registrant has updated the disclosure in response to this comment.

Comment 10: Please consider whether an ESG specific risk is appropriate for this fund. Please also consider whether risk disclosure related to the Fund’s use of one or more third party data providers is appropriate, since the criteria used by providers can differ significantly.

Response: The Registrant has removed all references to ESG at this time.

Comment 11: In the section entitled “Principal Risks”, under “Industry Specific Risk” please summarize the related Item 9 risk disclosure (e.g., listing the industries the Fund has risk exposure to).

Response: The Registrant has updated the disclosure in response to this comment.

Comment 12: In the section entitled “Principal Risks”, include any risks specific to Canadian royalty trusts and Canadian exploration and production companies.

Response: The Registrant has updated the disclosure in response to this comment.

Comment 13: In the section entitled “Principal Risks”, under “Debt Securities Risk”, specify how the following relates to Fund's investments?

Certain countries have experienced negative interest rates on certain fixed-income instruments. Very low or negative interest rates may magnify interest rate risk. Changing interest rates, including rates that fall below zero, may have unpredictable effects on markets, may result in heightened market volatility and may detract from Fund performance to the extent a Fund is exposed to such interest rates and/or volatility.

Response: The Registrant has updated the disclosure in response to this comment.

Comment 14: If derivatives will be part of the principal strategy, please disclose above. This risk disclosure appears unrelated to the strategy disclosure regarding securities that are derivatives of interests in MLPs, including indirect ownership interests in an MLP issued by an MLP affiliate (“I-Shares”) and businesses that operate like MLP Investments and have the economic characteristics of MLP Investments but are organized and taxed as “C” corporations or as limited liability companies

Response: We have removed this disclosure as the use of derivatives is not part of the Fund’s principal investment strategies.

Comment 15: In the section entitled “More About Investment Strategies and Risks”, based on the disclosure above, can the Fund’s investment objective be changed without shareholder approval? Alternatively, is this a mistake as it is not the investment objective for this Fund as noted on page 1 of prospectus. Did it just apply to the fund noted and should have been deleted? Should all the disclosure noted here just be deleted?

Response: As described in this section, the Fund’s investment objective can be changed without shareholder vote. However, the Fund’s investment objective is not changing. The language you refer to was the investment objective of another Fund that closed during the year. You also ask about other language in the disclosure related to the Fund’s investment objective in this section. We believe that the blacklining may have caused some confusion. The Fund’s investment objective remains as described in the summary section of the prospectus.

Comment 16: In the section entitled “More About Investment Strategies and Risks”, please disclose additional information about the subadvisor’s consideration of ESG criteria (see comments above).

Response: The Registrant has removed all references to ESG at this time.

Comment 17: In the section entitled “More About Investment Strategies and Risks,” there is a discussion regarding derivative transactions. Please include a brief summary of the Fund's derivatives investment strategy in the summary section.

Response: We have removed this disclosure as the use of derivatives is not part of the Fund’s principal investment strategies.

Comment 18: In the section entitled “More About Investment Strategies and Risks”, why did you delete reference to Canadian royalty trusts and Canadian exploration and production companies? The Fund still may invest in these.

Response: We revised this disclosure to remove reference to the 20% limit on non-U.S. securities, not to indicate that the Fund could not invest in Canadian royalty trust or Canadian exploration and production companies. We have revised the disclosure to clarify.

Comment 19: In the section entitled “More About Investment Strategies and Risks”, under “Concentration Risk” disclose the industries in which the Fund is concentrated as well as the risks specific to concentrating in those industries (separate from the Industry Specific Risks below).

Response: We have edited this disclose and included a cross reference to “MLPs and Companies in the Natural Resources and Energy Sectors Risk.”

Comment 20: If investing in convertible securities is a principal strategy of the Fund, please disclose in both Item 4 and Item 9. Also, please summarize this risk in Item 4.

Response: We have moved this disclosure to the section relating to non-principal risks of the Fund.

Comment 21: Disclose High-Yield Securities investments in principal strategy (Item 4 and Item 9) if applicable. Also summarize risk in Item 4.

Response: We have moved the high-yield securities risk tile to the section relating to non-principal risks of the Fund in Item 9.

Comment 22: Under “Industry Specific Risks” if part of the principal strategy, please identify each of these industries in that section.

Response: The Registrant has updated the disclosure in response to this comment.

Comment 23: In the section entitled “More About Investment Strategies and Risks”, please confirm whether “MLPs and Companies in the Natural Resources and Energy Sectors Risks” is duplicative of an earlier entry?

Response: We have combined “Industry Specific Risks” with “MLPs and Companies in the Natural Resources and Energy Sectors Risks.”

Comment 24: Please identify preferred shares as a principal investment strategy if applicable.

Response: We have moved this disclosure to the section relating to non-principal risks of the Fund in Item 9.

Comment 25: The staff encourages funds to disclose non-principal risks (and non-principal investment strategies) in the fund's statement of additional information rather than in the fund’s prospectus. The staff believes that including this disclosure in the prospectus may overwhelm other important information.

Response: The inclusion of non-principal risks is a subsequent section in the statutory prospectus was something that we developed through discussions and response letters with prior examiners on other Funds within our complex. Therefore, in order to maintain consistency in the disclosure across our Funds we respectfully decline to make the requested changes to this section.

Comment 26: If applicable, the Small Account Fee should be shown in the fee table.

Response: Because the Small Account Fee is a fee is a component of the Fund’s transfer agency expense calculation, we believe it is inappropriate to include as a separate line item in the Fee and Expense table.

Comment 27: In the “Shareholder Guide” under “Selling Shares” revise the disclosure to clarify that if a shareholder redeems shares that were purchased by check or ACH shortly before such redemption, MainStay Funds will process the redemption but may delay sending for the earlier of 10 days or when the purchase check or ACH payment has cleared.

Response: The Registrant respectfully declines to make the requested edit.

Comment 28: In the section entitled “Operation as a Manager of Managers”, if needed, please update any relevant disclosure consistent with BNY Mellon family of Funds no-action letter (July 19, 2019).

Response: The Registrant has updated the disclosure in response to this comment.

Comment 29: In Appendix A, delete the words “from time to time” as the appendix must be updated with each change/intermediary, not "from time to time."

Response: The Registrant has updated the disclosure in response to this comment.

Please contact the undersigned at 201-744-3598 should you have any questions regarding this matter. In the undersigned’s absence, please contact Thomas Humbert at 201-685-6221.

Sincerely,

/s/ Brian McGrady.

Brian McGrady

Assistant Secretary